United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
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Press Release
Signature Page

Vale to invest US$24 billion in 2011
Rio de Janeiro, October 28, 2010 — Vale S.A. (Vale) announces that its Board of Directors has approved the investment budget for 2011, involving capital expenditures of US$24.0 billion1 dedicated to sustaining existing operations, research and development (R&D) and project execution.
The capex budget for 2011 represents an increase of 125.1% over the US$10.662 billion invested in the last twelve-month period ended on September 30, 20102. Our investment plan reinforces the focus on organic growth as a priority: 81.3% of the budget is allocated to finance R&D and greenfield and brownfield projects against an average of 74.4% over the last five years.
Confidence in long-term global fundamentals supports our strategy of strong growth and shareholder value creation. During 2011 we will invest in the development of a large number of world-class projects, fifteen of which have already been approved by the Board of Directors. The approved projects include Carajás Additional 30 Mtpy, Conceição Itabiritos, Vargem Grande Itabiritos, Oman, Tubarão VIII, CLN 150, Salobo, Salobo II, Konkola North, Long Harbour, Totten, Moatize, Biofuels, Estreito and Karebbe.
To enhance the competitiveness of our operations, we will continue to make sizeable investments in our railroads, maritime terminals, shipping and power generation, while acting as a catalyst of local development, contributing to build a sustainable regional legacy in those communities where we are present and ultimately to global sustainability.
Consistently with our commitment to strong discipline in capital allocation, we will be continuously monitoring costs of project development and reassessing expected returns in order to maximize shareholder value creation.
18 large projects are coming on stream in 2010-2012, creating cash flow generation from the US$26 billion of capital invested over time in their development. The delivery of these projects enhance our capacity to finance profitable growth initiatives without leveraging the balance sheet and lays the foundations for the building of new value creation platforms through the development of low-capex brownfield projects.
• Production growth
Given the existing assets and those which will come on stream in the near future we expect to maintain production growing at a fast pace. Our output index, which encompasses the operational performance of all minerals and metals produced by Vale, is estimated to more than double by 2015, growing at an annual average rate of 16.3% in 2011-2015, above the pace of 9.8% per annum which we saw during the period 2003-2008.
While iron ore and nickel will remain as our largest operations, our investments will entail a significant expansion of fertilizers, copper and coal, thus fostering the consolidation of a diversified portfolio of world-class assets, composed of bulk materials, base metals and fertilizers.

[1]
The capex budget includes financial disbursements in consolidated format according to generally accepted US accounting principles (US GAAP). The main subsidiaries consolidated according to US GAAP are: Vale Canada, Alunorte, Albras, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway AS, Vale Nouvelle Caledonie, PT International Nickel Indonesia, Ferrovia Centro-Atlântica (FCA), Ferrovia Norte Sul, Vale Australia, Vale International, Vale Fertilizantes and Vale Fosfatados.

[2]	The US$10.662 billion figure does not include expenditures of US$7.156 billion to acquire fertilizers, coal and iron ore assets.

Coal output is expected to reach 42.0 Mt in 2015, and potash and phosphate rock will also be boosted, to 3.4 Mt and 12.7 Mt, respectively. Iron ore production is planned to attain 522 Mt in 2015, mostly driven by the increase of the high-quality Carajás products. The production of copper is estimated to reach 691,000 t, whereas nickel output will rise to 381,000 t.3
ESTIMATED PRODUCTION — 000’ metric tons

By business area	Planned 2011	Target 2015
Iron ore	311,000	522,000
Nickel	295	381
Copper	332	691
Coal	11,600	42,000
Potash	800	3,400
Phosphate rock	6,400	12,700
Future production numbers are subject to the influence of several risks factors that can lead to delays in project execution or even cancellation. These risk factors include, among others, unexpected changes in market conditions and unexpected problems with project development arising, for instance, from equipment supply conditions and environmental permits.
• The long-term view on markets
Based on a long-term view of the market fundamentals and rigorous discipline in capital allocation, Vale has invested US$73.96 billion4 over the last five years, creating significant shareholder value. We strongly believe that global demand fundamentals have remained intact whereas the Great Recession of 2008/2009 did materially more damage to project pipelines, which has contributed to lengthen the duration of the long cycle of minerals and metals.
One of the most striking features of the last global economic cycle was the rapid pace of emerging economies growth, at 7.3% per annum, much faster than developed economies, where GDP increased by a yearly rate of only 2.3%. Over the last ten years, emerging economies contributed to 59.3% of the global economic expansion, on a purchasing power parity basis.
Faster economic growth and more intensive utilization of commodities led emerging economies to be the main drivers of the consumption of minerals and metals. For example, in the last decade emerging economies were responsible for almost all of the world’s consumption growth of iron ore, carbon steel, aluminum, copper and nickel.
Since the late nineties emerging economies became more intensive than the developed world in the consumption of copper — in terms of consumption per unit of real GDP — and a few years later, in 2005, they outstripped advanced economies in steel intensity. The share of emerging economies in global consumption of copper and nickel increased to 71.2% and 58.3%, respectively, in 2009, from 25.6% and 18.1%, respectively, in 1995. For the seaborne trade of iron ore, the share of emerging economies surpassed 80% in 2009.

[3]	Mt= million metric tons, t= metric tons.

[4]	This includes US$29.416 billion spent on acquisitions.

By the same token, the share of emerging economies in the global consumption of fertilizers surged to 71.5% in 2008 from 46.3% in 1990.
In a long-term perspective, emerging economies tend to grow faster than developed economies to make their per capita incomes converge over time to the levels reached by the wealthiest economies. Convergence is primarily determined by higher rates of return on physical and human capital, faster expansion of the labor force and stronger productivity growth in emerging economies. Unless there is a major deterioration in the quality of macroeconomic policies, we expect convergence to remain for the foreseeable future, with emerging economies continuing to play a key role in the demand for minerals and metals.
As a matter of fact, convergence has been a feature of the post-World War II period, being more pronounced in the 60 ’s and 70 ’s and more recently, from the late 90 ’s until now. Emerging economies withstood the global financial shock much better than expected and experienced a faster recovery from the Great Recession. We expect emerging economies to remain as the key engine of global economic growth over this decade.
Rapidly growing emerging economies tend to make large investments in housing, infrastructure and industrialization, which are intensive consumers of minerals and metals. Real income growth from low levels leads to significant changes in consumption patterns, resulting in a much larger demand for consumer durables, which are metal intensive goods.
China, the largest and the fastest growing emerging economy, is still a rural country, with less than 50% of its population living in the cities, a situation similar to Brazil in the mid-fifties and Korea in the early seventies. It is estimated that the Chinese urbanization rate will only converge to world average by the end of the decade, with urbanization increasing mostly in the Southwest and Central regions, which are responsible for almost 30% of the country’s GDP and for over 40% of its population.
Despite the substantial efforts made by the Chinese over the last twenty years, there is still a need for substantial investments in logistics and power infrastructure, as shown by the official targets for 2020.
India is much less urbanized than China5, its industry is small relative to the size of its economy, being only 21% of GDP, and its ability to improve infrastructure is critical for the sustainability of the high pace of economic growth. For the new five-year plan, 2012-2017, the government intends to double infrastructure investment to US$1 trillion from US$500 billion in 2007-2011.
Private consumption in emerging economies has been driving global consumption leading to a strong demand growth for consumer durables, such as automobiles, highly metals intensive goods. China has become the largest car maker in the world, surpassing recently the US. However, the penetration of passenger cars is still very small compared even to other emerging economies, such Brazil and Russia, leaving a huge growth potential to be exploited over the next ten years.
At the same time, increasing per capita income in emerging economies produces diet changes towards a larger intake of protein, thus stimulating the demand for fertilizers, key ingredients for grain crops.
Brazilian consumption of fertilizers, in particular, has been increasing rapidly, at 6.1% per annum from 1990 to 2008. Brazil is a global agricultural powerhouse and given the availability of arable land and water, food production is expected to grow strongly. According to a recent study by OECD/FAO, Brazil is forecasted to be the world’s fastest growing agricultural sector, growing by over 40% to 2019, when compared to the end of last decade. Given that its soil is poor in nutrients, Brazilian demand for fertilizers has a high growth potential.

[5]	India’s urbanization rate is 30% against 47% for China.

In addition to factors directly linked to economic growth, the initiatives to change the energy matrix to reduce world reliance on sources of climate-changing greenhouse gases also tend to cause a positive impact on the long-term demand for minerals, metals and fertilizers.
The move towards an increasing production of biofuels creates another source of demand growth for fertilizers, given their importance for the production of the main primary sources of these fuels, sugar cane, corn and palm.
The prospects for minerals and metals demand depend increasingly on growth in emerging economies, given their large shares in global consumption. This is particularly important to the extent that they tend, as we have seen, to grow faster than developed economies. Moreover, the demand for minerals and metals in emerging economies is more elastic to real income increase. At the same time, new technologies focused on the rise of non-climate changing sources of energy are likely to add further pressure to the demand for minerals, metals and fertilizers.
Accommodating the need for continuous reserve repletion and demand expansion requires substantial new capacity build-up. Geological factors make the availability of new world-class assets increasingly scarce and institutional factors pose barriers to mining investment, making capacity expansion less responsive to price incentives.
Vale is best positioned to benefit from the strong long-term fundamentals of minerals, metals and fertilizers, given its world-class, long-life and low cost assets, multiple growth options in various segments of the metals and mining industry supplied by an exciting project pipeline and a global multi-commodity mineral exploration program, a long and successful track record in project development, discipline in capital allocation and financial strength.
The implementation of our investment plans, anchored on our values and extensive competitive advantages, is expected to create significant shareholder value and multiple opportunities for economic and social mobility for the communities where we develop our operations.
• The 2011 investment budget
The budget for 2011 involves investments of US$24.0 billion, out of which US$19.521 billion - 81.3% — will be destined to finance organic growth, US$17.535 billion allocated to project execution and US$1.986 billion to R&D.
INVESTMENT BUDGET — US$ million

By category	2011	%
Organic growth	19,521	81.3%
Projects	17,535	73.0%
R&D	1,986	8.3%
Support of existing operations	4,479	18.7%
Total	24,000	100.0%

• Project development
Reflecting the strategic priority of organic growth, capex for project execution shows a large increase over the 2010 budget, 102.8%. The beginning of the development of new projects and the entry of several projects into a more intensive phase of capital disbursement explain the rise in budgeted expenditures.
The largest financial disbursements in 2011 are dedicated mainly to projects that are in their intensive capital expenditure phase: CLN 150 (US$1.289 billion), Rio Colorado (US$1.225 billion), Carajás Serra Sul S11D (US$1.017 billion), Long-Harbour (US$817 million), Carajás Additional 30 Mtpy (US$423 million), Moatize (US$422 million), Conceição Itabiritos (US$411 million), Salobo I (US$406 million) and Vargem Grande Itabiritos (US$356 million).
The main projects that will start to demand material disbursement in 2011 include Simandou (US$861 million), Salitre (US$345 million), Nacala (US$298 million), Salobo II (US$275 million), Cristalino (US$267 million), Serra Leste (US$274 million), CSP (US$195 million), Moatize II (US$161 million), Conceição Itabiritos II (US$153 million), Bayóvar II (US$100 million) and ALPA (US$100 million).
In 2010, we have already delivered Carajás Additional 20Mtpy, an iron ore brownfield project, the steel slab plant CSA, and the phosphate rock mine of Bayóvar. The commissioning of VNC, the large HPAL nickel project, is almost complete, and Onça Puma, the ferronickel project, is expected to produce its first metal next month. Oman (pellet plant and iron ore distribution center) and Tres Valles (copper) are expected to be concluded by year-end.
As we continue to accelerate project implementation, five projects are scheduled to be concluded in 2011: Totten (nickel/copper), Salobo (copper), Moatize (coal), Estreito and Karebbe (power generation).
• R&D
Budgeted expenditure with R&D is comprised of US$681 million to finance our global mineral exploration program, US$236 million for natural gas exploration, US$805 million for conceptual, pre-feasibility and feasibility studies, and US$264 million to be invested in new processes, technological innovation and adaptation.
Expenditures in mineral exploration increased US$296 million relative to the budget for 2010. Mineral exploration expenditures are primarily driven by efforts to discover reserves of iron ore (US$250 million), coal (US$172 million), copper (US$123 million), nickel (US$89 million) and potash & phosphate rock (US$43 million). Mineral exploration efforts are being developed in 22 countries, in North America, South America, Africa, Asia and Australia.
Copper has been a very successful case for Vale mineral exploration as several deposits have been discovered in the Carajás mining district, which already gave rise to projects. In a more recent period, Paulo Afonso, Furnas, Polo and Visconde are growth options stemming from these discoveries.
Studies to develop the high grade iron ore deposits of Simandou are contributing to the increase in the budget for R&D of US$160 million.

• Sustaining capital
Investments to sustain existing operations are budgeted at US$4.479 billion, which represents 5.3% of our asset base in September 2010, slightly higher than the average for the last few years. This is due to the frontloading of purchases of rails, railway sleepers, and rising of tailings dams, the implementation of a new ERP and the renovation of the electrical system of our maritime terminals.
• Capex budget by business
US$10.110 billion will be invested in bulk materials, of which US$8.522 billion in ferrous minerals and US$1.588 billion in coal, representing 42.1% of the total capex for 2011. Base metals will demand US$4.310 billion, while investments in the fertilizer business will amount to US$2.505 billion. Expenditures in infrastructure are comprised of US$794 million for power generation and natural gas exploration and US$5.014 billion for logistics.
Investments in logistics are primarily focused on supporting our iron ore, coal and potash operations: US$3.246 billion is allocated to railroad and port operations and US$1.136 billion for shipping. US$632 million will be spent on the business of general cargo transportation for clients.
INVESTMENT BUDGET — US$ million

By business area	2011	%
Bulk materials	10,110	42.1%
Ferrous minerals	8,522	35.5%
Coal	1,588	6.6%
Base metals	4,310	18.0%
Fertilizers	2,505	10.4%
Logistics	5,014	20.9%
Power generation	794	3.3%
Steel	677	2.8%
Others	590	2.5%
Total	24,000	100.0%
• Capex budget by geography
A large part of the capex budget, US$15.318 billion, representing 63.8%, will be invested in Brazil, home of most of our iron ore, logistics and fertilizer assets and some base metals assets. US$1.959 billion will be destined to Canada, where we have nickel and fertilizer assets, Argentina (US$1.393 billion), Guinea (US$1.134 billion), Mozambique (US$1.120 billion), China (US$663 million), Australia (US$436 million), Indonesia (US$338 million), Oman (US$306 million), Malaysia (US$166 million), Peru (US$163 million), Colombia (US$102 million), Liberia (US$98 million), and Zambia (US$93 million) among others.
• Focus on sustainability
Over time, long run growth in living standards is strongly associated with rising energy and water use. While water is becoming an increasingly scarce resource, the consensus of scientific research is that the dependence of economic activity on carbon-based fuels and their emission of greenhouse gases create risks of substantial future changes in climate, along with harm to economic activity.

Efforts to mitigate problems are hampered by the fact that the benefits of carbon-based energy use are immediate and concentrated, while social costs tend to be delayed and dispersed. At the same time, they require international cooperation which is a difficult task given that the benefits of mitigation policies tend to be country-specific, with divergent valuations among different countries.
Vale has been using technology to develop initiatives designed to reconcile short term and long term interests and private and social returns. At the same time, as a global company we are able to implement actions to promote sustainability in several countries, helping to minimize the implications of divergent valuations of the net benefits arising from these initiatives.
Our investments in corporate social responsibility (CSR) are dedicated to protect the environment and to create opportunities to free communities from poverty, leading to economic and social mobility.
The CSR budget for 2011 involves expenditures of US$1.194 billion, of which US$886 million will be invested in environmental protection and conservation, and US$308 million in social projects.
Alongside other investments in environmental protection, we will invest in the construction of waste dumps and dams in Brazil, and in the program to reduce air emissions from our nickel plants in Canada. The minimization of air emissions is achieved through the capture, treatment and fixation of process gases from the nickel converters, and by implementing new facilities to collect and treat secondary fumes, improving environmental control measures.
We will continue to focus on programs to promote human and economic development, urban infrastructure building, improvement of local administrations and the management of mining impacts.
New platforms of value creation
• Ferrous minerals — boosting high-quality iron ore
Carajás, Brazil, and Simandou, Guinea, offer the best iron ore growth platforms in the world. High-quality ores present lower operating costs and superior value-in-use to the steel industry, as recognized through price premia in the market. Their use leads to higher productivity and reductions in fuel consumption and carbon emissions, contributing to global sustainability. Lastly, demand for high-quality ores is less sensitive to recessions and tends to increase with rising needs for blending. Therefore, boosting the production of high-quality ore maximizes our competitive advantages.
Further development of Carajás continues to be the main lever for our iron ore capacity increase. We have been developing and implementing some technological solutions in the quest for continuous improvement of mining activities in Carajás, such as dry iron ore processing and the truckless mine concept.
Simandou is the last high grade iron ore deposit comparable to Carajás and will allow Vale to consolidate its position as the main premium iron ore supplier in the global seaborne market. We will unlock the development of the Simandou project through innovative technologies and by building on our successful experiences in implementing large iron ore projects.

At the same time as we maximize our competitive edge, we also minimize competitive disadvantages by investing in a low-cost portfolio of maritime freight and distribution centers. The build-up of a freight portfolio composed of own vessels — including very large ore carriers (VLOCs) — and long-term contracts will lower costs and mitigate freight price volatility for clients. VLOCs, an innovative idea launched by Vale, will promote a structural cost reduction in Atlantic-Pacific dry bulk shipping, while reducing carbon emissions by 34%. The construction of distribution centers adds flexibility to our operations, thus strengthening competitiveness.
Our main projects for iron ore involve a capacity expansion of 191 million metric tons per year (Mtpy) to be delivered over the next five years. A major part of this planned capacity expansion, 130 Mtpy, will be sourced from Carajás. This entails the development of new mines, the building of processing plants and, particularly, the enlargement of the logistics infra-structure. Given the very large volumes, a highly efficient logistics system is extremely important for the competitiveness of the iron ore operations.
We continue to exploit the long-term upward trend of pellets consumption, which is driven by environmental concerns, increasing scarcity of lump ores and DRI capacity increases. This will be pursued through the construction of pellet plants either close to our iron ore mines in Brazil, or close to the consumers, in the Middle East and Asia, anchored on the increasing output of pellet feed in the Southeastern and Southern Systems. Tubarão VIII and Oman will add 16.5 Mtpy to our capacity of 45.3 Mtpy — not including the capacity of our joint ventures, 21.0 Mtpy from Samarco, 4.5 Mtpy from Hispanobras, and 1.2 Mtpy from Zhuhai6, China.
Carajás Additional 30 Mtpy is a brownfield project being developed in the northern range of Carajás, with an estimated capex of US$2.478 billion and expected start-up for 2012. It involves building a dry processing plant and investments in logistics to increase discharge, storage and shipment capacity at the Ponta da Madeira maritime terminal, in the state of Maranhão, Brazil. Installation and vegetation removal licenses have already been obtained. For 2011, the capex budget is US$423 million.
The dry processing implemented in Carajás, in both our current operations and projects, uses the natural humidity of ores, implying a lower consumption of water and energy. It eliminates the need for tailing dams and reduces carbon emissions, capital expenditures and operational costs. At the same time, it allows for maximization of the recovery rate of iron ore.
CLN 150 includes investments in the Carajás railroad (EFC) and Ponta da Madeira maritime terminal (PDM) to increase the Northern System logistics capacity to 150 Mtpy, in line with the capacity expansion of Carajás mining operations. The estimated capex for this project is US$2.986 billion, with spending of US$1.289 billion in 2011. The ongoing investments encompass the capacity increase of EFC through interconnecting pathways and the construction of the fourth pier of PDM, with two stockyards, two car dumpers, two reclaimers, one berth and one shiploader.
Carajás Serra Sul is the largest project in the history of Vale and also in the global iron ore industry, adding 90 Mtpy to our production capacity. The project, still subject to Board of Directors approval, is divided into two parts: Carajás Serra Sul S11D, involving investments in mining and processing in Carajás, and CLN S11D, which is related to the augmentation of the logistics infrastructure.
The conclusion of Serra Sul S11D is expected for the second half of 2014. In 2011, investments for the Serra Sul S11D project will be US$1.172 billion, US$1.017 billion will be spent on the mine and processing plant (Carajás Serra Sul S11D), while US$155 million will be allocated to CLN S11D.

[6]	Vale owns 50% of Samarco, 50.9% of Hispanobras, and 25% of Zuhai.

The capex for CLN S11D is focused on increasing the Northern System transportation capacity by 90 Mtpy. Investments in the Ponta da Madeira maritime terminal include an additional berth and equipment in the fourth pier. It also involves the duplication of 605 km of rail tracks and the construction of a 90 km-long rail spur to connect the Northern range to the Southern range of Carajás.
The Carajás Serra Sul S11D includes investments to develop the mine, dry processing plant and necessary infrastructure. The project will use a truckless mining system, which uses conveyors instead of trucks to transport the iron ore from the mine to the stockpiles or dump. This innovative system reduces the mine’s operational expenditures through lower consumption of fuel and tires, contributing to lessen carbon emissions and to enhance safety, and also preserves the forest.
We are also beginning to invest in the Serra Leste project, in the eastern range of Carajás, to add 10 Mtpy of capacity by the first half of 2012. The project involves investments of US$274 million in 2011 for mine equipment, processing plant and logistics. It is still subject to Board of Directors approval.
Simultaneously to the leveraging of the high-grade iron ore reserves of Carajás, we will develop Simandou, in West Africa, involving mining and processing in Guinea and a logistics solution through Liberia. As part of our undertaking with the government of Guinea, we will invest in the rehabilitation of the Trans-Guinea railroad for passenger and light cargo transportation, an investment with potential to create several thousands of jobs in a low-income region.
Simandou will be the largest integrated iron ore mine and infrastructure project ever developed in Africa, allowing Vale to consolidate its position as the main premium iron ore supplier in the world. The capex budget for 2011 is US$861 million, but the project is still subject to Board of Directors approval.
Simandou phase 1 involves the development of Zogota Mine (Simandou South), with a dry processing plant a dedicated railroad and maritime terminal in the coast of Liberia, as well as a 100 km rail spur connecting this railway to Zogota, in Guinea. The logistics corridor will enable the transportation of Simandou’s entire production capacity. The initial phase is scheduled to start production in 2012 with 2 Mtpy and is expected to ramp-up to reach 15 Mtpy in 2014.
Simandou phase 2 involves capacity reaching 50 Mtpy in 2020, stemming from the development of blocks 1 and 2, and the construction of an additional rail spur connecting them to Zogota.
In the Southeastern and Southern Systems in Brazil, among other initiatives, Vale continues to develop Apolo, a greenfield project, and two brownfield projects, Conceição Itabiritos and Vargem Grande Itabiritos. Both Conceição Itabiritos and Vargem Grande Itabiritos aim to increase pellet feed capacity through the processing of low grade itabirites.
Conceição Itabiritos involves the construction of a concentration plant to add 12 Mtpy nominal capacity of pellet feed, using run-of-mine (ROM) from the Conceição mine, in the Itabira site, Southeastern System. The estimated total capex is US$1.174 billion, of which US$411 million is budgeted for 2011, and start-up expected for 2H13.
Vargem Grande Itabiritos, in the Southern System, also involves the construction of a concentration plant, which will be fed by itabirites produced by the Abóboras, Tamanduá and Capitão do Mato mines, with a nominal capacity of 10 Mtpy of pellet feed, and investments to increase capacity at the Andaime railroad terminal. The estimated total capex for Vargem Grande Itabiritos is US$1.521 billion, of which US$356 million in 2011, with the start-up expected in 2H13.

The Apolo project will have a nominal capacity of 24 Mtpy with start-up expected for 1H14. The project encompasses a new mining-processing complex and a railway spur linking Apolo to the Vitoria a Minas railroad (EFVM). The Apolo output is estimated to be two thirds sinter feed and one third pellet feed. The estimated capex amounts to US$377 million in 2011 and the project is subject to approval by the Board of Directors.
We will start developing the brownfield projects Itabiritos Caue and Conceição Itabiritos II, with investments in 2011 of US$67 million and US$153 million respectively. The two projects involve the adaptation of current ore circuits for processing new run of mine (ROM).
Itabiritos Caue is planned to start up in 2013, reaching a production capacity of 24 Mtpy in 2014 with 19 Mtpy of pellet feed and 5 Mtpy of sinter feed. Conceição Itabiritos II is planned to start-up in 2014, with a production capacity of 19 Mtpy in 2015, 13 Mtpy of pellet feed and 6 Mtpy of sinter feed. Both projects are subject to approval by the Board of Directors.
Tubarão VIII will be the eighth pellet plant at the port of Tubarão, in Vitória, in the state of Espírito Santo, Brazil. Its start-up is scheduled for 2H12 with a nominal production capacity of 7.5 Mtpy. The total cost of this project is US$833 million. In 2011, expenditures are planned to reach US$185 million.
We will continue to invest to enhance competitiveness in the Asian market. For 2011, US$720 million is budgeted for investment in shipping, exclusively dedicated to serve this market, including already placed orders and new purchases.
The construction of distribution centers adds flexibility to our operations, facilitating servicing clients, in terms of timing and customization, an important enhancement of our competitiveness given the long distances between our iron ore mines in Brazil and clients in Asia.
In addition to Oman, we have already acquired land and started to invest in the construction of distribution facilities in Teluk Rubiah, near the Strait of Malacca, in the Malaysian state of Perak. The Malaysian project is comprised of a maritime terminal with depth to receive 400,000 dwt ore carriers and a stockyard capable of handling up to 30 million metric tons of iron ore. There is potential to expand it to handle up to 90 million metric tons in the future.
The capex for this first phase of Teluk Rubiah includes disbursements of US$148 million for 2011. The start-up is planned for 2H13. The project is subject to approval by the Board of Directors.
• Coal — gaining scale
Vale continues to foster growth opportunities in order to become a large global player in the coal business. We have the potential to multiply our current production capacity to reach 42 Mtpy by 2015. The increase is underpinned by the ramp up of current operations and the development of Moatize, and Moatize II, in Mozambique, and advanced exploration projects in the Bowen Basin, in the state of Queensland, Australia.
After the installation of a longwall and the expansion of the CHPP (coal handling preparation plant), Carborough Downs, an underground mine in Australia, is ramping up to reach its nominal capacity of 4.8 Mtpy in 2011. El Hatillo, in Colombia, is also ramping up to reach its nominal capacity of 4.5 Mtpy in 2012.

The Moatize project, in Mozambique, will be delivered in mid-2011. It involves an investment of US$1.658 billion, of which US$422 million is budgeted to be spent in 2011. Nominal capacity reaches 11 Mtpy of coal, of which 8.5 Mtpy of metallurgical coal — hard coking coal — and 2.5 Mtpy of thermal coal. In this first phase, the production of coal will be transported by the Linha do Sena railway to the Beira port, which is receiving additional investments in one of its piers.
In 2011, we will start the development of the second phase of Moatize (Moatize II). The project comprises the opening of a new pit, the construction of a new CHPP and the expansion of the stockpile area, plus the entire associated infrastructure.
Moatize II has US$161 million budgeted for 2011. Moatize II will add 11 Mtpy to total capacity and its start-up is expected for the second semester of 2013. The project is still subject to approval by the Board of Directors.
In order to enable the necessary logistics infrastructure for transporting the output coming from the expansion of the Moatize coal project, Vale has acquired control of the Sociedade de Desenvolvimento do Corredor do Norte SA (SDCN). SDCN controls and is responsible for the concession of the port of Nacala, the concession of an 872 km railroad in Mozambique, which connects Entrelagos in the Niassa province to the port of Nacala and also controls a railway system in Malawi, which currently comprises 797 km of railway connecting the country, north-south and east-west. These rail systems will provide the additional logistics corridor to transport the coal produced.
In 2011, we will start investing in the Nacala Corridor project to create a world-class logistics infrastructure to support our operations in Moatize. This project comprises the building of 200 km of railroad connecting Moatize mine to our railway concession in Malawi, investments in the rehabilitation of 685 km of the existing SDCN railroads in Malawi and Mozambique and building a 21 km rail branch line connecting the existing railroad to the new coal terminal in Nacala that will be built. The start-up is expected for 2014 and the project is still subject to Board approval. It involves investments of US$298 million budgeted for 2011.
We continue to advance the development of the Australian projects.
Ellensfield is a coal project comprised of a high-productivity underground longwall mine accessed via drift, surface infrastructure, and an access road to transport the coal to the Carborough Downs wash plant. With nominal capacity of 4.5 Mtpy, the coal recovery is estimated to be 52% of hard coking coal and 48% of thermal coal. Capex budgeted for 2011 is US$47 million. Start-up is expected for the first half of 2015. The project is subject to approval by the Board of Directors.
• Base metals — unleashing growth
Vale is accelerating the implementation of highly competitive projects to take advantage of its privileged position due to the availability of multiple attractive growth options in base metals.
We are the mining company with the highest potential for nickel production growth, given the size and quality of proven and probable reserves — the world’s largest and with a balance of sulphide and lateritic deposits — with expertise to produce nickel from lateritic ores and the availability of a global set of refineries which deliver a diversified portfolio of nickel products.
An average of 60% of our nickel sales are destined to non-stainless steel applications — non-ferrous alloys, alloy steels, plating, foundry, batteries and other. The operations of our two large projects, Vale New Caledonia (VNC), and Onça Puma, will make feasible a more balanced sales distribution between stainless steel and non-stainless steel applications of nickel.

Onça Puma is built on lateritic nickel deposits of saprolitic ore and is expected to reach a nominal capacity of 58,000 tpy of nickel contained in ferronickel, its final product. The total investment for this project is estimated at US$2.841 billion, with US$146 million to be spent in 2011 during the ramp-up.
The commissioning phase of the Vale New Caledonia (VNC) project is almost complete. The resulting nickel and cobalt solution from HPAL will be sold to clients as an intermediate product, nickel hydroxide cake (NHC). VNC has a nominal production capacity of 60,000 metric tons per year (tpy) of nickel oxide and 4,600 tpy of cobalt. Capital expenditures total US$4.4 billion.
Pursuant to a commitment with the Government of the Province of Newfoundland and Labrador, Canada, Vale is building a nickel processing facility, the Long-Harbour plant. It will have a nominal production capacity of 50,000 tpy of finished nickel, utilizing the feed from the Ovoid mine of our Voisey’s Bay site. The total estimated capex is US$2.821 billion and start-up is scheduled for 1H13. Capex budgeted for 2011 is US$817 million as the project enters the more intensive capital expenditure phase.
We are working to re-open the old Totten mine, in Sudbury, which was closed in 1972. It is expected to produce 8,200 tpy of nickel, with copper and precious metals as by-products. The total cost is estimated at US$362 million, with completion forecast for the first half of 2011. Disbursement in 2011 will be US$112 million.
Alongside the strength in demand fundamentals, the increase in copper supply has been constrained. Global output growth over the last five years grew at only 1.7% per annum and known resources are the lowest relative to demand among key commodities, including bulk materials, base metals, PGMs and energy. Vale has the availability of several growth options and it is starting to accelerate their development.
The Tres Valles copper project, in the region of Coquimbo in Chile, is coming on stream in 4Q10. Its capex amounted to US$140 million and it has an estimated nominal production capacity of 18,000 tpy of copper cathodes, using an SX-EW (solvent extraction electro winning) processing plant.
In the first phase of development of the Salobo project, in Carajás, nominal capacity is estimated to reach 100,000 tpy of copper contained in concentrates, with 130,000 ounces of gold per year as a by-product. The capex is estimated at US$1.808 billion, US$406 million of which to be spent in 2011. Salobo I is scheduled to come on stream in the second half of 2011.
At the same time, we are developing the first expansion of Salobo (Salobo II), with an additional output of 100,000 tpy of copper in concentrates. The estimated capex is US$1.025 billion, of which US$275 million will be disbursed in 2011. The start-up of Salobo II is scheduled for the second half of 2013.
Konkola North, estimated to be the second-largest known resource in the Zambian Copperbelt, is an open-pit mine, with an estimated nominal production capacity of 45,000 tpy of copper in concentrates. Konkola North is part of our 50/50 joint venture7 with ARM in Africa. Project development started in August with total estimated capital expenditure of US$400 million approved by the JV. We estimate US$70 million for investment in CSR and potential additional contingencies. The start up is expected for 2013.

[7]
The JV controls the project, currently with 100% of the equity. Zambia Consolidated Copper Mines Limited (ZCCM) has options to acquire from 5% to 20% of the project equity from the JV. The strategic partnership with the Zambian state-owned company is aligned with our strategy to preserve long-term partnerships with key local players to support the implementation of greenfield projects.

Cristalino, in Carajás, will begin to be developed in 2011. It has an estimated nominal production capacity of 95,000 tpy of copper in concentrates, scheduled to come on stream in 2H14. Capex budgeted for 2011 is US$267 million. Cristalino is still subject to approval by the Board of Directors.
• Fertilizers — powering a new business
Vale has established a robust platform to support the build-up of a world-class fertilizer business, through the acquisition of assets in Brazil, with knowledge acquired through the operation of a potash mine — Taquari-Vassouras — since 1992 and a large project pipeline in potash and phosphates in South America, North America and Africa. The possession of these assets has the potential to transform Vale into a leading global producer of fertilizer nutrients.
The Rio Colorado project, in Argentina, involves an initial phase with a nominal capacity of 2.4 Mtpy of potash (potassium chloride, KCl), starting up in 2H13. Phase two will allow capacity to reach 4.3 Mtpy by 2017. Rio Colorado will employ a solution mining technology that has been successfully tested in a pilot plant for more than three years.
The engineering project for Rio Colorado has been completed, earth works have begun and the feasibility study was concluded recently. Power and logistics solutions for the project have been structured. The supply of natural gas is already secured through a joint venture that will operate a facility dedicated to Rio Colorado. At the same time, we currently have concessions for the construction of a maritime terminal at the port of Bahia Blanca, province of Buenos Aires, and for the operation of a 756 km stretch of the Ferrosur railroad.
The project is logistics-intensive, as in addition to the building of the maritime terminal it involves investments in rolling stock and railroad infrastructure, since it includes the renovation of 440 km of tracks and the construction of a 350 km long rail spur to connect the existing railroad to the mining site.
Rio Colorado is still subject to the approval of the Board of Directors. Capex budgeted for 2011 is US$1.225 billion.
The Salitre project in Minas Gerais is comprised of a phosphate rock mine with estimated capacity of 2.2 Mtpy and a processing plant with capacity to deliver 560,000 tons of P2O5 per year. Mine and plant are scheduled to come on stream in 2014. Investment budgeted for 2011 is US$345 million. The feasibility study was finalized, and it earned a best practices award from IPA (Independent Project Analysis, Inc.). The project is still subject to Board approval.
Bayóvar II, a brownfield expansion at Bayovar, with nominal production capacity of 1.9 Mtpy of phosphate rock, is expected to start-up in the second half of 2012. Capital expenditures for 2011 will be US$100 million. The project is still subject to approval by the Board of Directors.
• Power generation — diversifying the matrix
We are seeking to diversify and optimize our energy matrix seeking to identify natural gas deposits in Brazil and studying the usage of renewable fuels, such as biodiesel.

Energy management and power generation have become a priority for us. As a large consumer of energy, we believe that investing in power generation projects to support our operations will help protect us against volatility in the price of energy, regulatory uncertainties and the risk of energy shortages.
Currently, we generate 24% of our global electricity consumption from our own power plants located in Brazil, Canada and Indonesia.
In 2011, we will start-up the hydroelectric power plants of Estreito, in Brazil and Karebbe, in Indonesia.
We own a 30% stake in the consortium that has the concession to build and operate the Estreito plant. Our estimated share of the total investment is US$703 million, with US$40 million to be disbursed in 2011.
Estreito is located on the Tocantins River, on the border of the Brazilian states of Maranhão and Tocantins, and will have an installed capacity of 1,087 MW. Originally scheduled for the end of 2010, Estreito is expected to come on stream only in the first half of 2011 due to a problem with one of the contractors.
Karebbe, located on the Larona River, will be the third hydropower plant to support our nickel operations on the island of Sulawesi, Indonesia. It is intended to reduce operational costs and generate power to allow the potential expansion of production to 90,000 tpy of nickel in matte. Total capex is estimated at US$410 million, with US$96 million to be disbursed in 2011. Start-up is expected for 2H11.
We are investing in biodiesel, through a consortium. Vale’s stake in the consortium rose to 51% after the acquisition of an additional stake of 10%. Vale’s total investment in the consortium and the building of the biodiesel plant rose to US$485 million due to the increase in Vale’s share. The disbursement planned for 2011 will be of US$46 million.
The palm oil production related to our stake will be used to feed a biodiesel plant, which will be 100% built and operated by Vale, with estimated capacity of 160,000 metric tons per year. The output will be dedicated to supplying the fleet of locomotives in the Carajás railroad and the bulk equipment of the Carajás mines. This initiative complies in advance with the regulation which requires the use of B20 by 2020.
We continue to invest in natural gas exploration in Brazil, with budgeted expenditures of US$236 million for 2011.
• Steel — fostering iron ore demand in Brazil
Vale will continue to encourage the development of new steel projects in Brazil through temporary minority stakes in joint ventures with the goal of being the exclusive supplier of iron ore and pellets to the mills.
TKCSA, a steel slab plant, together with a maritime terminal and a thermal power plant, in the state of Rio de Janeiro, Brazil, in which Vale owns 26.9%, started operations in 3Q10. The plant has a capacity to produce 5.0 Mtpy and consumes 8.5 Mt of iron ore and pellets per year, to be supplied exclusively by Vale.
In a partnership with Dongkuk Steel and Posco, in 2011 Vale will start the development of the CSP project, which encompasses the construction of a steel slab plant in the Brazilian state of Ceará. It will have a nominal production capacity of 3 Mtpy, with potential to be expanded to 6 Mtpy in a second phase. Vale’s budget expenditure for 2011 is US$195 million. Start-up is expected for 2014.

Another project that will start to be implemented in 2011 is the ALPA project, which involves the construction of a steel plant in Marabá, in the state of Pará, Brazil, with a nominal capacity of 1.8 Mtpy in slabs and 0.7 Mtpy in semi-finished steel. With US$100 million budgeted to be spent in 2011, the start-up is expected for the second semester of 2013. The project is subject to Board of Directors approval.
Vale is also studying the construction of an integrated slab plant project to be located in the Brazilian state of Espírito Santo, the CSU project, with a nominal production capacity of 5 Mtpy. Start-up is expected for 2014. Simultaneously to the ongoing feasibility study, we are looking for potential partners for the project. CSU is subject to Board of Directors approval.

• Description of the main projects

		Budget
		US$ million
Business	Project	2011	Total	Status
Bulk Materials /Logistics	Carajás - Additional 30 Mtpy	423	2,478	This project will add 30 Mtpy to current capacity. It comprises investments in the installation of a new plant, composed of primary crushing, processing and classification units and significant investments in logistics. Vegetation removal permit and installation license obtained. Start-up planned for 2012.

	Vargem Grande - Itabiritos	356	1,521	This project in the Southern System will add 10 Mtpy of iron ore to current capacity. It involves investment in a new iron ore treatment plant, which will receive low grade iron ore from the Aboboras, Tamanduá and Capitão do Mato mines, and investments in the Andaime rail terminal. Start-up expected for 2H13.

	Conceição - Itabiritos	411	1,174	This project in the Southeastern System will add 12 Mtpy of iron ore to current capacity. It involves investment in a new concentration plant, which will receive ROM from the Conceição mine. Start-up expected for 2H13.

	CLN 150 Mtpy	1,289	2,986	The project includes investments in railway capacity and in the Ponta da Madeira terminal in Maranhão, Brazil, including construction of a fourth pier. It will increase the railway and port capacity to 150Mtpy. Start-up scheduled for 2H12.

	Oman	269	1,356	Project for the construction of a pelletizing plant in the Sohar industrial district, Oman, in the Middle East, for the production of 9 Mtpy of direct reduction pellets and a distribution center with capacity to handle 40 Mtpy. Start-up planned for 2H10

	Tubarão VIII	185	833	Pellet plant to be built at the port of Tubarão, in the Brazilian state of Espírito Santo, with a 7.5 Mtpy capacity. Start-up scheduled for 2H12.

	Moatize	422	1,658	This project is located in Mozambique and will have annual production capacity of 11 million tons, of which 8.5 million tons of metallurgical coal and 2.5 million tons of thermal coal. Start-up is scheduled for 1H11.

	Serra Leste	274	TBA	The project includes investments in mining equipment, new processing plant and logistics to meet additional iron ore production of 10Mtpy in 2013. The iron ore flow will be transported by the EFC railroad. Scheduled to start up in 1H12. The project is subject to Board approval.

		Budget
		US$ million
Business	Project	2011	Total	Status
	Simandou	861	TBA	The project involves the development of a mine-mill complex in Guinea, with estimated production capacity of 50Mtpy. In addition, investments will be made in a logistics system to enable the transportation of the iron ore through a railroad and maritime terminal in Liberia. Phase I (Zogota) start-up expected for 2H12 with initial production of 2 Mtpy. Conclusion scheduled for 2014, reaching a production of 15Mtpy.

	Apolo	377	TBA	Project in the Southeastern System with an iron ore production capacity of 24 Mtpy. Start-up expected for 1H14. Includes investments for implementing a mine-beneficiation complex and construction of a railway spur connecting to the EFVM railroad. The project is still subject to approval by the Board of Directors.

	Carajás Serra Sul S11D	1,017	TBA	Located on the Southern range of Carajás, in the Brazilian state of Pará, this project will develop a mine and beneficiation complex with capacity of 90 Mtpy. Start-up scheduled for 2H14. The project is still subject to approval by the Board of Directors.

	CLN S11D	155	TBA	The project will expand the railway and the Ponta da Madeira terminal in the Northern System to increase capacity in line with the expansion in Carajás, as well as the construction of a rail branch connecting the EFC railroad to the Serra Sul S11D mine. Start-up is planned for 2H14. The project is still subject to approval by the Board of Directors.

	Teluk Rubiah	148	TBA	It involves the construction of a maritime terminal in Malaysia that will be able to receive 400,000 dwt vessels and a distribution center with a capacity to handle up to 30 million metric tons of iron ore in initial phases, with potential to handle up to 90 million metric tons in the future. Start-up is planned for 2H13. The project is subject to approval by the Board of Directors.

	Moatize II	161	TBA	The project comprises investments to open a new pit, duplication of the Moatize Coal Handling Preparation Plant (CHPP), and infrastructure, increasing production to 22Mtpy. Start-up is scheduled for 2H13. The project is still subject to approval by the Board of Directors.

		Budget
		US$ million
Business	Project	2011	Total	Status
	Nacala Corridor	298	TBA	Project to develop the Nacala corridor, involving construction of a 200km railway connecting the Moatize mine to Malawi, a new coal maritime terminal in Nacala, Mozambique and a 21km rail branch that will connect the existing railway to the new coal maritime terminal, and the recovery of existing railways in Malawi and Mozambique. Start-up is scheduled for 2014. The project is still subject to approval by the Board of Directors.

	Totten	112	362	Reopening of a nickel mine in Sudbury, Canada, aiming to produce 8,200 tpy of nickel, copper and precious metals as by-products. Project being implemented and start-up planned for 1H11.

	Long-Harbour	817	2,821	Nickel processing facility in the province of Newfoundland and Labrador, Canada, to produce 50,000 metric tons of finished nickel per year, together with up to 5,000 metric tons of copper and 2,500 metric tons of cobalt, using feed supplied by the Ovoid mine of Voisey’s Bay. The start-up is scheduled for 1H13.

	Salobo	406	1,808	Project developed at the Salobo deposit, in the state of Pará, will have a production capacity of 100,000 metric tons of copper in concentrate. Start-up scheduled for 2H11.

Base Metals	Konkola North	80	200	Located in the Zambian Copper Belt, this is an underground mine and will have an estimated nominal production capacity of 45,000 tpy of copper in concentrate. This project is part of our 50/50 joint venture with ARM in Africa. In addition to the JV approved budget of US$400 million, we estimate US$70 million of additional contingencies, social and environmental investments. Start-up expected for 2013.

	Salobo II	275	1,025	The project will expand the Salobo mine annual production capacity from 100,000 to 200,000 metric tons of copper in concentrate. Start-up estimated for 2H13.

	Cristalino	267	TBA	Project located in the Carajás region, with nominal capacity of 95,000 tpy of copper in concentrates. Start-up is scheduled for 2H14. The project is still subject to approval by the Board of Directors.

Fertilizer Nutrients	Bayovar II	100	TBA	Brownfield expansion of the Bayovar Project, in northern Peru, targeting an additional 1.9 million tons of phosphate rock production. Start-up is scheduled for 2H12. The project depends on approval by the Board of Directors.

		Budget
		US$ million
Business	Project	2011	Total	Status
	Rio Colorado	1,225	TBA	Phase 1 has a nominal capacity of 2.4 Mtpy of potash - KCl, with phase 2 to reach 4.3 Mtpy. Project involves the construction of a railway spur of 350 km and a maritime terminal. Start-up of phase 1 is expected to take place in 2H13. This project is subject to approval by the Board of Directors.

	Salitre	345	TBA	Project located in Minas Gerais, Brazil, to open a new phosphate mine with a production capacity of 2.2 Mtpy of phosphate concentrates and implementation of fertilizer production plant with capacity of 560,000 t / yr of P2O5, linked by an 18 km pipeline Start-up scheduled for 2014. The project depends on approval by the Board of Directors.

Energy	Estreito	40	703	Hydroelectric power plant on the Tocantins river, between the states of Maranhão and Tocantins, Brazil. Vale has a 30% share in the consortium that will build and operate the plant, which will have a capacity of 1,087 MW. Start-up is planned for 1H11.

	Karebbe	96	410	Karebbe hydroelectric power plant in Sulawesi, Indonesia, aims to supply 130 MW for the Indonesian operations, targeting production cost reduction by substitution of oil as fuel and enabling the potential expansion to 90,000 tpy of nickel in matte. Work started and main equipment purchased. Scheduled to start-up in 2H11.

	Biofuels	46	485	Consortium with Biopalma to invest in biodiesel to supply our mining and logistics operations in the Northern region of Brazil, using the B20 mix (20% of biodiesel and 80% of ordinary diesel), from 2014 onwards. Vale’s stake in the consortium is 51%. The oil production related to our stake will be used to feed our own biodiesel plant, with estimated capacity of 160,000 metric tons of biodiesel per year.
TBA: To be approved by the Board of Directors.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: October 28, 2010		Roberto Castello Branco
Director of Investor Relations